This license agreement (“AGREEMENT”) made and entered into this first day of May 2002 (“EFFECTIVE DATE”) by and between:

The Governors of the University of Alberta,
a corporation duly organized and existing under the
laws of the Province of Alberta and having its
principal office at 222, 8625 - 112 Street,
Edmonton, Alberta, T6G 2E1, Canada
(hereinafter referred to as “UA”)

and

Virexx Research, Inc.,
an Alberta corporation having its principal officc at 1123 Dentistry Pharmacy Building
Edmonton, Alberta, Canada T6G 2N8
(hereinafter referred to as “VIREXX”)

WHEREAS UA is the owner of certain PATENT RIGHTS (as later defined in this AGREEMENT) relating to a technology developed by John Samuel and Glen Kwon, identified as UA IP# 94108 and described in the US Patent application No. 08/737,896 “A Method for Eliciting a Thl Specific Immune Response”(filed: September 24, 1997), which is a continuation-in-part of the US Patent application No. 08/480,499 (filed: June 7, 1995);

AND WHEREAS one of the inventors of the PATENT RIGHTS, Glen Kwon is no longer an employee of UA;

AND WHEREAS UA encourages the development and commercialization of the PATENT RIGHTS as later defined in this AGREEMENT, and UA desires to transfer this technology to benefit the public;

AND WHEREAS VIREXX desires to obtain a license to practice under the PATENT RIGHTS upon the terms and conditions hereinafter set forth in this AGREEMENT;

AND WHEREAS VIREXX has represented to UA, to induce UA to enter into this AGREEMENT, that VIREXX shall commit itself to a diligent program of exploiting the PATENT RIGHTS so that public utilization may result therefrom;

AND WHEREAS UA and VIREXX have agreed that VIREXX shall obtain an exclusive world-wide license to develop, use, commercialize, manufacture, distribute, market, sell and sublicense the PATENT RIGHTS in the FIELD OF USE (as later defined in this AGREEMENT under the terms of this license agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

ARTICLE 1- DEFINITIONS

For the purposes of this AGREEMENT, the following words and phrases shall have the following meanings:

1.1 “VIREXX” shall include Virexx Research Inc. and any related company of Virexx Research Inc., the voting stock of which is directly or indirectly at least 50% owned or controlled by Virexx Research Inc., an organization which directly or indirectly controls more than 50% of the voting stock of Virexx Research Inc. and an organization, the majority ownership of which is directly or indirectly common to the ownership of Virexx Research Inc.

1.2 “FIELD OF USE” means any and all uses of microsphere formulations that infringe one or more claims contained in the PATENT RIGHTS for the treatment of infectious disease and cancer caused by chronic viral infection, including but not limited to hepatoma. (For greater certainty, the FIELD OF USE does not include any use of the PATENT RIGHTS in liposomal cancer vaccines.)

1.3 “LICENSED PRODUCT(S)” means any product or part thereof which infringes in whole or in part one or more issued and unexpired claims or a pending claim contained in the LICENSED TECHNOLOGY.

1.4 “LICENSED TECHNOLOGY” means PATENT RIGHTS in the FIELD OF USE.

1.5 “NET SALES” means the aggregate sale prices of LICENSED PRODUCTS sold or provided, as the case may be, by VIREXX or by its SUBLICENSEE or by both, less the following items insofar as the same pertain to the sale or provision of such LICENSED PRODUCTS:

(a)	Discounts allowed in amounts customary in the trade;

(b)	Sales, tariff duties and/or use taxes directly imposed and with reference to particular sales actually paid;

(c)	Outbound transportation prepaid or allowed;

(d)	Amounts allowed or credited on returns; and

(e)	Import and/or export duties actually paid.

No deductions shall be made for commissions paid to individuals whether they be with independent sales agencies or regularly employed by VIREXX and on its payroll, or for cost of collections.

1.6 “PATENT RIGHTS” means all of the following UA intellectual property:

(a)	the US Patent application No. 08/480,499 “A Method for Eliciting a Thl Specific Immune Response” (filed: June 7, 1995);

(b)
the US Patent application No. 08/737,896 “A Method for Eliciting a Thl Specific Immune Response” (filed: September 24, 1997), a continuation-in-part of 1.6 (a) and later issued as US Patent No. 6,168,804 (issued: January 2, 2001);

(c)	the US Patent application No. 09/668,825 “A Method for Eliciting a Thl Specific Immune Response”, a divisional application of 1.6 (b) (filed: September 22, 2000);

(d)	any US divisional patent applications covering the invention disclosed in the patent application 1.6 (b) above and the resulting patents;

(e)	any US continuation-in-part application, and the resulting patents, which are directed to the invention disclosed in the patent applications described in sections 1.6 (b), (c) and (d) above;

(f)	any Canadian and foreign patent applications, and the resulting patents, which are based on the invention disclosed in the patent applications described in sections 1.6(e) above; and

(g)	any reissues, extensions and divisions of Canadian and foreign patents described in sections 1.6 (b), (c), (d), (e) and (f) above.

1.7 “SUBLICENSE REVENUE” means all revenue received by VIREXX from its SUBLICENSEES for sublicensing the rights to practice the LICENSED TECHNOLOGY, but excluding any payments received by VIREXX from third parties specifically to be directed to VIREXX’s research and development work on the LICENSED TECHNOLOGY.

1.8 “SUBLICENSEE” means any third party that sublicenses the rights to practice the LICENSED TECHNOLOGY that is granted to VIREXX in this AGREEMENT.

1.9 “TERRITORY” means “world-wide” (unless otherwise determined in accordance with this AGREEMENT).

1.10 “UA INVENTOR” means Dr. John Samuel.

ARTICLE 2- GRANT AND TERM

2.1 UA hereby grants VIREXX an exclusive, royalty-bearing license in the TERRITORY to practice the LICENSED TECHNOLOGY and to make, develop, use, import, offer to sell, sell, market and distribute and have made, developed, used, imported, offered to sell, sold, marketed and distributed LICENSED PRODUCT(S), until the end of the term of the last registered patent, at which time the license shall become a perpetual, fully-paid up, royalty-free license, unless this AGREEMENT is sooner terminated according to the terms defined in article 15 in this AGREEMENT.

2.2 UA reserves the right to practice under the LICENSED TECHNOLOGY and to use the LICENSED TECHNOLOGY for its own non-commercial research purposes and in cooperation with other non-commercial research centers.

2.3 VIREXX shall have the right to enter into sublicensing agreements for the rights, privileges and licenses granted in this AGREEMENT but only with the prior written consent of UA. Such consent by UA shall not be unreasonably withheld. Upon any termination of this AGREEMENT, SUBLICENSEE’s rights shall also terminate, subject to section 15.5 in this AGREEMENT.

2.4 Any sublicenses granted by VIREXX shall be personal to the SUBLICENSEE and shall not be assignable or further sublicensed without the prior written consent of UA. Such consent by UA shall not be unreasonably withheld. VIREXX further agrees that any sublicenses granted by it shall provide that the obligations to UA be consistent with the terms of this AGREEMENT.

2.5 VIREXX shall forward to UA a copy of any and all sublicense agreements, amendments and novations thereto within 30 days after execution by the parties.

2.6 VIREXX shall not receive from SUBLICENSEE anything in lieu of cash payments in consideration for any sublicense under this AGREEMENT without the express prior written consent of UA. Such consent by UA shall not be unreasonably withheld, provided that UA is entitled to such non-cash consideration according to section 4.1.3 in this AGREEMENT or, at UA’s election that same percentage of the fair market value of the non-cash consideration. VIREXX shall fully disclose to UA anything, including without limitation any share in profits, equity investment, or any other compensation or benefit, which VIREXX will receive in relation to any sublicense. Such disclosure shall include all documents and information necessary for full disclosure or as reasonably requested by UA. Any dispute between the parties with respect to whether VIREXX will receive or is receiving any compensation or benefit not expressly permitted by UA and, correspondingly, whether UA is receiving fair compensation for such sublicense, or as to the fair market value of such non-cash consideration shall be determined by arbitration as set forth in article 14.

2.7 The license granted hereunder shall not be construed to confer any rights upon VIREXX by implication, estoppel or otherwise as to any technology not specifically set forth in section 1.4, “LICENSED TECHNOLOGY” in this AGREEMENT.

ARTICLE 3- DUE DILIGENCE

3.1 VIEXX shall use commercially reasonable efforts to utilize LICENSED TECHNOLOGY and develop, promote, market, distribute, and sell LICENSED PRODUCTS and to meet or cause to be met the worldwide regulatory requirements and the worldwide market demand for LICENSED PRODUCTS throughout the term of this AGREEMENT. Failure to do so may result in the termination of this AGREEMENT subject to article 15. VIREXX agrees to adhere to generally accepted pharmaceutical practices in its research, promotion, marketing and sales efforts, and that it will use reasonable commercial efforts to develop LICENSED PRODUCTS.

3.2 In addition to the covenant contained in section 3.1, VIREXX further agrees that it will meet the following milestones with regard to the development of a LICENSED PRODUCT:

(a)	To identify an antigen composition to be used with LICENSED TECHNOLOGY for a LICENSED PRODUCT within 2 years after the EFFECTIVE DATE;

(b)
To formulate the antigen composition with LICENSED TECHNOLOGY and initiate toxicology studies that are necessary to facilitate the filing of an IND for a LICENSED PRODUCT within 3 years after the EFFECTIVE DATE;

(c)	To initiate clinical trials with a LICENSED PRODUCT within 4 years after the EFFECTIVE DATE; and

(d)	To introduce the LICENSED PRODUCT to market within 3 months after obtaining marketing approval.

3.3 VIREXX shall deliver to UA the following reports:

(a)
An annual progress report, due April 1 of each year, summarizing VIREXX’s activity towards commercializing the LICENSED TECHNOLOGY starting from April 1, 2003 until the first commercial sale of a LICENSED PRODUCT.

(b)
Within 120 days after the first submission of an NDA (New Drug Application)/NDS (New Drug Submission) or equivalent to the US Food and Drug Administration, Health Canada, European Medicines Control Agency or any other regulatory authority, a report describing VIREXX’s intent with respect to seeking marketing approval and plans for proceeding with commercial sales of the LICENSED PRODUCT in other countries.

3.4 UA acknowledges that VIREXX may perform all or a part of its obligations under sections 3.1, 3.2 and 3.3 itself or through a SUBLICENSEE, provided that VIREXX shall at all times remain committed to UA for the performance of such obligations, irrespective of any SUBLICENSEE. The failure of Virexx to perform its obligations under sections 3.1, 3.2 and 3.3 may result in termination of this AGREEMENT subject to section 15.1.

ARTICLE 4- ROYALTIES / MILESTONE PAYMENTS

4.1 For the rights, privileges and license granted hereunder, VIREXX shall pay royalties to UA in the manner herein provided during the term defined in section 2.1 in this AGREEMENT or until this AGREEMENT is earlier terminated:

4.1.1 Milestone Payments:

(a)	Milestone Payment of CDN $100,000, which said Milestone Payment shall be deemed earned and due within 30 days after enrollment of the first patient for a Phase II clinical trial of a LICENSED PRODUCT;

(b)
Milestone Payment of CDN$ 150,000, which said Milestone Payment shall be deemed earned and due within 30 days after enrollment of the first patient for a Phase III clinical trial of a LICENSED PRODUCT;

(c)
Milestone Payment of CDN$250,000, which said Milestone Payment shall be deemed earned and due within 30 days after the first marketing approval for a LICENSED PRODUCT by the US Food and Drug Administration.

4.1.2 Royalties:

(a)	1.0% of NET SALES of LICENSED PRODUCTS sold in the US by VIREXX or SUBLICENSEES or by both;

(b)	0.5% of NET SALES of LICENSED PRODUCTS sold in countries other than the US by VIREXX or SUBLICENSEES or by both.

4.1.3 Sublicense Flow-through Payments:

(a)	5% of all SUBLICENSE REVENUES, excluding royalty payments, received by VIREXX from a SUBLICENSEE, if such sublicense is granted in conjunction with VIREXX’s proprietary components;

(b)
50% of all SUBLICENSE REVENUES, excluding royalty payments, received by VIREXX from a SUBLICENSEE, if such sublicense is granted less than 1 year after the EFFECTIVE DATE of this AGREEMENT and such license transaction does not include VIREXX’s proprietary components;

(c)
30% of all SUBLICENSE REVENUES, excluding royalty payments, received by VIREXX from a SUBLICENSEE, if such sublicense transaction does not include VIREXX’s proprietary components and VIREXX spends at least 1 year but less than 2 years after the EFFECTIVE DATE of this AGREEMENT developing the LICENSED TECHNOLOGY;

(d)
15% of all SUBLICENSE REVENUES, excluding royalty payments, received by VIREXX from a SUBLICENSEE, if such sublicense transaction does not include VIREXX’s proprietary components and VIREXX spends at least 2 years or longer after the EFFECTIVE DATE of this AGREEMENT developing the LICENSED TECHNOLOGY.

For greater certainty, royalty payments for LICENSED PRODUCTS sold by SUBLICENSEE are defined in sections 4.1.2 (a) and (b).

4.2 All royalty payments due pursuant to section 4.1.2 shall be paid by VIREXX to UA semiannually within 60 days after the end of each pay period commencing with the first payment due within 60 days after the end of VIREXX’s first fiscal year in which the first sale of LICENSED PRODUCTS is made. Sublicense flow-through payments pursuant to section 4.1.3 shall be paid by VIREXX to UA within 30 days of any SUBLICENSE REVENUE being received by VIREXX. Payments are due without deduction of taxes, other than withholding taxes or other fees that may be imposed by any government and without deduction of any other sums.

4.3 No multiple royalties shall be payable because of the manufacture, use, lease or sale of any LICENSED PRODUCT(S) which are covered by more than one PATENT RIGHTS patent application or PATENT RIGHTS patent licensed under this AGREEMENT.

4.4 VIREXX shall pay directly to UA all royalties, milestones and any other payments due to UA unless otherwise directed by UA. VIREXX shall pay any and all sales taxes and value added taxes that may be imposed on the license, this AGREEMENT and any payments hereunder to UA.

ARTICLE 5- REPORTS AND RECORDS

5.1 VIREXX shall keep and cause its SUBLICENSEES to keep full, true and accurate books of account containing all particulars that may be necessary for the purpose of showing the amounts payable to UA hereunder relating to the LICENSED PRODUCT(S) and LICENSED TECHNOLOGY as defined in this AGREEMENT. VIREXX’s books of account shall be kept at VIREXX’s principal place of business. Said books and the supporting data shall be open during reasonable business hours for 5 years following the end of the calendar year to which they pertain to inspection by UA or its agents for the purpose of verifying royalty statements or compliance with other respects of this AGREEMENT. Should such inspection of VIREXX’s records lead to the discovery of a greater than 5% discrepancy in reporting to UA’s detriment, VIREXX agrees to pay immediately the full cost of such inspection and to make payment of any outstanding sums with interest payable at a per annum rate 5% above the prime rate in effect at the Bank of Montreal, without prejudice to the rights of UA to terminate this AGREEMENT subject to article 15. Should such inspection of VIREXX’s records lead to the discovery of a 5% or less discrepancy in reporting to UA’s detriment, VIREXX agrees to make payment of any outstanding sums with interest payable at a per annum rate 5% above the prime rate in effect at the Bank of Montreal, without prejudice to the rights of UA to terminate this AGREEMENT subject to article 15.

5.2 Commencing within 60 days after the end of VIREXX’s fiscal year in which the first commercial sale of LICENSED PRODUCT(S) occurs, VIREXX shall deliver semiannually to UA true and accurate reports verified by statutory declaration of an officer of VIREXX, giving such particulars of the business conducted by VIREXX and its SUBLICENSEES during the preceding royalty payment period under this AGREEMENT as shall be pertinent to a royalty accounting hereunder. These shall include at least the following:

(a)	Number of LICENSED PRODUCT(S) manufactured and sold by VIREXX and all SUBLICENSEES;

(b)	Total billings for LICENSED PRODUCT(S) sold by VIREXX and all SUBLICENSEES;

(c)	Deductions applicable as provided in section 1.5;

(d)	Royalties, fees and additional payments from SUBLICENSEE to VIREXX under sections 4.1.2 and 4.1.3;

(e)	Total royalties, fees and additional payments from VIREXX to UA; and

(f)	Names and addresses of all SUBLICENSEES of VIREXX.

5.3 LICENSED PRODUCTS shall be deemed to have been sold or provided when invoiced, or if not invoiced, when paid for. If no royalties shall be due, VIREXX shall so report.

5.4 The royalties and milestone payments set forth in this AGREEMENT and any other amounts due under this AGREEMENT shall, if overdue, bear interest until payment at a per annum rate of 5% above the prime rate in effect at the Bank of Montreal on the due date. The payment of such interest shall not prejudice UA in exercising any other rights it may have as a consequence of the lateness of any payment, including termination of this AGREEMENT subject to article 15.

ARTICLE 6- PATENT PROSECUTION

6.1 PATENT RIGHTS remain the property of UA and, subject to the terms and conditions hereof, will be licensed to VIREXX under the terms set forth in this AGREEMENT.

6.2 UA shall apply for, seek prompt issuance of and maintain during the term of this AGREEMENT the essential patent applications and patents included in LICENSED TECHNOLOGY in the name of UA in the United States of America and, if applicable, in other countries. The preparation, filing, prosecution and maintenance of all patents and patent applications included in LICENSED TECHNOLOGY shall be the responsibility of UA and UA shall take all necessary steps to file for, prosecute and maintain such patent protection. UA shall keep VIREXX fully informed of such patent prosecution processes. VIREXX agrees that all costs UA incurs that are associated with the preparation, filing, prosecution, and maintenance of such patent protection shall be fully reimbursed by VIREXX according to 6.4.

6.3 In the event VIREXX:

(a)	being required to so do pursuant to the provisions of section 6.2, fails to reimburse the costs incurred by UA to file for, prosecute or maintain patent protection in one or more countries;
(b)	pursuant to the provisions of section 6.2, elects to discontinue prosecuting or maintaining patent protection in one or more countries; and/or
(c)	pursuant to section 6.2, elects not to file patent protection in one or more countries;

UA may, without otherwise waiving any rights it has against VIREXX in the circumstances described in section 6.3 (a), (b) or (c), at its sole election, file, prosecute and maintain a patent. In such event the TERRITORY shall without further action on the part of either party be amended to exclude the country or countries and UA shall be entitled to enter into such other licenses, as it deems appropriate, in any one or more of the excluded countries for the LICENSED TECHNOLOGY.

6.4 All fees and costs incurred by UA after March 1, 2002 relating to the filing, prosecution, and maintenance of the patent applications and patents included in LICENSED TECHNOLOGY in all countries where such filing, prosecution and maintenance is the responsibility of UA as specified in section 6.2, shall be fully reimbursed by VIREXX. Such reimbursement of patent costs shall be due within 30 days of invoicing by UA commencing on the EFFECTIVE DATE.

ARTICLE 7-INFRINGEMENT

7.1 VIREXX and UA shall inform each other promptly in writing of any alleged infringement of the LICENSED TECHNOLOGY by a third party and of any available evidence thereof and shall keep each other informed on a timely basis of all developments.

7.2 In the event of an alleged infringement of LICENSED TECHNOLOGY or any right with respect to the technology, VIREXX may, with the written consent of UA, prosecute litigation designed to enjoin infringers of LICENSED TECHNOLOGY. UA agrees to cooperate to the extent of executing all necessary documents and to vest in VIREXX the right to institute any such suit so long as all direct or indirect costs and expenses of bringing and conducting any such litigation or settlement shall be borne by VIREXX. In such event recoveries shall belong to VIREXX, provided that if VIREXX’s recoveries exceed VIREXX’s expenses with respect to such infringement action, such excess recoveries shall be considered NET SALES and subject to the applicable royalty obligations under section 4.1.2. In the event VIREXX’s recoveries are realized through a SUBLICENSEE enjoining infringers of LICENSED TECHNOLOGY, VIREXX’s recoveries shall be subject to the sublicense fee obligations under section 4.1.3.

7.3 All costs and expenses incurred by VIREXX in investigating, resisting, litigating and settling such a complaint including the payment of any award of damages and/or costs to any third party, shall be borne by VIREXX.

7.4 No decision or action concerning or governing any final disposition of the complaint shall be taken without full consultation with and by UA.

7.5 During the term of this AGREEMENT, if VIREXX fails to or chooses not to prosecute infringers, UA shall have the right, but shall not be obligated, to prosecute at its own expense all infringements of the LICENSED TECHNOLOGY and, in furtherance of such right, VIREXX hereby agrees that UA may include VIREXX as a party plaintiff in any such suit, without expense to VIREXX. The total cost of any such infringement action commenced or defended solely by UA shall be borne by UA and UA shall keep any recovery or damages for past infringement derived therefrom.

7.6 In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the LICENSED TECHNOLOGY shall be brought against VIREXX and/or UA, and VIREXX fails to or chooses not to defend such action, UA, at its option, shall have the right, within thirty (30) days after commencement of such action, to intervene and take over the sole defense of the action at its own expense.

7.7 In any infringement suit as either party may institute to enforce the LICENSED TECHNOLOGY pursuant to this AGREEMENT, the other party hereto shall, at the request and expense of the party initiating such suit, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

ARTICLE 8- INSURANCE / PRODUCT LIABILITY I INDEMNITY

8.1 VIREXX shall indemnify, defend and hold harmless UA, its Board of Governors, trustees, directors, officers, students, employees and agents and Affiliates and their respective successors, heirs and assigns (the “INDEMNITEES”) against any liability, damage, loss or expense (including reasonable solicitor’s fees on a solicitor and an own client basis and expenses of litigation) incurred by or imposed on one or more of the INDEMNITEES in connection with any claim, suit, action, demand or judgement:

(a)	arising out of the conduct, supervision or participation of any clinical trial by, through or on behalf of VIREXX;
(b)
arising out of design, production, manufacture, sale, use in commerce, lease or promotion by VIREXX or any SUBLICENSEE, affiliate, agent or other person whose rights arise through VIREXX of any LICENSED PRODUCT(S) or the LICENSED TECHNOLOGY.

8.2 From and after the commencement of any clinical trial undertaken by, through or on behalf of VIREXX, VIREXX shall at its sole cost and expense, procure and maintain comprehensive general liability insurance naming the INDEMNITEES as an additional insured. Such insurance shall provide:

(a)	product liability coverage; and
(b)	broad form contractual liability coverage for the indemnification contained in section 8.1.

VIREXX shall require any SUBLICENSEE to carry insurance of the same type, with the same conditions and at least the same named INDEMNITEES as provided in section 8.1.

8.3 Such insurance shall be written by a reputable insurance company authorized to do business in the Province of Alberta. The limits of such insurance in no case shall be less than the insurance which a reasonable and prudent company carrying on a similar line of business would acquire. Any cancellation or material change in such insurance shall require 30 days written prior notice to be given to UA and shall be subject to the approval of UA. VIREXX shall provide UA with certificates of insurance evidencing the same seven days before commencement of the first clinical trial. VIREXX covenants not to start any clinical trial nor sell any LICENSED PRODUCTS before such certificate is provided to UA.

8.4 EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, UA, ITS BOARD OF GOVERNORS, TRUSTEES, DIRECTORS, OFFICERS, STUDENTS, EMPLOYEES AND AGENT AND AFFILIATES MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, VALIDITY AND SCOPE OF PATENT RIGHTS CLANS, ISSUED OR PENDING, AND THE ABSENCE OF LATENT OR OTHER DEFECTS, WHETHER OR NOT DISCOVERABLE. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION MADE OR WARRANTY GIVEN BY UA THAT THE PRACTICE BY VIREXX OF THE LICENSE GRANTED HEREUNDER SHALL NOT INFRINGE THE PATENT RIGHTS OF ANY THIRD PARTY. IN NO EVENT SHALL UA, ITS BOARD OF DIRECTORS, TRUSTEES, DIRECTORS, OFFICERS, STUDENTS, EMPLOYEES AND AGENTS AN]) AFFILIATES BE LIABLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING ECONOMIC DAMAGE OR INJURY TO PROPERTY AND LOST PROFITS. REGARDLESS OF WHETHER UA SHALL BE ADVISED, SHALL HAVE OTHER REASON TO KNOW, OR IN FACT SHALL KNOW OF THE POSSIBILITY.

8.5 In no event shall UA be liable to VIREXX in excess of the aggregate of the royalties paid to UA pursuant to this AGREEMENT for any breaches of contract, for tortious acts or otherwise arising from or in relation to this AGREEMENT or the matters dealt with herein.

ARTICLE 9- PUBLICATION

9.1 UA and the UA INVENTOR shall have the right to present at symposia, professional meetings, and to publish in journals or other publications, accounts of its research relating to the LICENSED TECHNOLOGY. UA shall provide VIREXX with copies of the proposed disclosure relating to the LICENSED TECHNOLOGY by the UA INVENTOR at least 30 days in advance of the submission for presentation or publication, unless otherwise mutually agreed upon by both parties on a case-by-case basis. VIREXX shall use this 30-day period to evaluate the disclosures for patentable content and shall notify, UA if it elects to pursue patent protection on the disclosure relating to the LICENSED TECHNOLOGY. UA shall apply for such patent protection pursuant to article 6. VIREXX shall cooperate in all reasonable respects in order to ensure essential patent protection. After the 30-day disclosure period has elapsed, UA shall be free to submit said disclosures for presentation and/or publication, provided that the patent application on the disclosure is complete before the presentation and/or publication date.

9.2 VIREXX shall furnish to UA a copy of press releases relating to the LICENSED TECHNOLOGY prior to their release.

ARTICLE 10- EXPORT CONTROLS

It is understood that UA is subject to Canadian laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities, and that its obligations hereunder are contingent on compliance with applicable Canadian export laws and regulations. The transfer of certain technical data and commodities may require a license from the cognizant agency of the Canadian Government and/or written assurances by VIREXX that VIREXX shall not export data or commodities to certain foreign countries without prior approval of such agency. UA neither represents that a license shall not be required nor that, if required, it shall be issued.

ARTICLE 11- NON-USE OF NAMES

VIREXX shall not use the names or trademarks of UA, nor any adaptation thereof, nor the names of the inventors, nor the names of any of their employees, in any advertising, promotional or sales literature without prior written consent obtained from UA, or said employee or inventor, in each case, except that VIREXX may state that the LICENSED TECHNOLOGY is licensed from UA.

ARTICLE 12- ASSIGNMENT

Except as provided for in section 2.3 herein, VIREXX will not assign, transfer, mortgage, charge or otherwise dispose of any or all of the rights, duties or obligations granted to it under this AGREEMENT without the prior written consent of UA.

ARTICLE 13- DISPUTE RESOLUTION

13.1 Except for the right of either party to apply to a court of competent jurisdiction for a temporary restraining order, a preliminary injunction, or other equitable relief to preserve the status quo or prevent irreparable harm and except for the right of a party to initiate arbitration in relation to section 2.6, any and all claims, disputes or controversies arising under, out of, or in connection with this AGREEMENT, which the parties shall be unable to resolve within 60 days shall be mediated in good faith. The party raising such dispute shall promptly advise the other party of such claim, dispute or controversy in writing which describes in reasonable detail the nature of such dispute. By no later than 5 business days after the recipient has received such notice of dispute, each party shall have selected for itself a representative who shall have the authority to bind such party, and shall additionally have advised the other party in writing of the name and title of such representative. By no later than 10 business days after the date of such notice of dispute, the party against whom the dispute shall be raised shall select a mutually agreeable mediator in the Edmonton area and such representatives shall schedule a date with such firm for a mediation hearing. The parties shall enter into good faith mediation and shall share the costs equally. If the representatives of the parties have not been able to resolve the dispute within 15 business days after such mediation hearing, the parties shall have the right to pursue any other remedies legally available to resolve such dispute in the Courts of the Province of Alberta, Canada.

13.2 Notwithstanding the foregoing, nothing in this article 13 shall be construed to waive any rights or timely performance of any obligations existing under this AGREEMENT.

ARTICLE 14- ARBITRATION PROCEDURE

14.1 In the event that negotiation fails to resolve any dispute between the parties arising under section 2.6 of this AGREEMENT or, in the event that the parties agree to resolve any other dispute arising under this AGREEMENT by arbitration, such dispute shall be resolved by arbitration in accordance with the provisions of the Arbitration Act of Alberta, except as modified by the following terms and conditions:

(a)	The party desiring to refer a dispute for arbitration shall notify the other party in writing of the general nature of the dispute, including sufficient details for clarification;
(b)
Within 7 days of receipt of such notice, the opposite party shall by written notice advise the party so desiring to refer the dispute for arbitration of any further matters relating to the dispute, including sufficient details for clarification;

(c)	The terms of reference for arbitration shall be those areas of dispute referred to in the initial notice and the responding notice;
(d)
VIREXX and UA shall, within 14 days of the establishment of the terms of reference referred to in (c) above, appoint an arbitrator on the agreement of both parties. Upon failing to agree on the selection of an arbitrator by both parties within 14 days, both parties or either of them may apply to a Justice of the Court of Queen’s Bench to have an arbitrator appointed;

(e)
Within 30 days of the appointment of an arbitrator, or such further period as may be agreed upon by the parties, the arbitrator shall resolve all matters and disputes accorded in the terms of reference;

(f)	The decision of the arbitrator shall be final and binding upon the parties hereto;
(g)	The costs of the arbitration shall be shared equally between the parties, unless otherwise determined by the arbitrator and such costs may exceed any costs established pursuant to the Arbitration Act.

ARTICLE 15-TERMINATION

15.1 If VIREXX fails to remedy any breach or default on its part under this AGREEMENT within 90 days after such notice from UA, UA may upon second written notice to VIREXX terminate the license granted hereunder, such termination to be in effect on the date such second notice is given, except for the causes of termination specified in section 15.2. This right of termination is without prejudice to or limitation of any other rights or remedies available to UA at law or in equity.

15.2 UA has the right to terminate the license granted herein by giving written notice of termination to VIREXX at any time on or after:

(a)	the filing by VIREXX of a petition of bankruptcy or insolvency;
(b)	any adjudication that VIREXX is bankrupt or insolvent;
(c)	the filing by VIREXX of any petition or answer seeking reorganization, readjustment or rearrangement of the business of VIREXX under any law relating to bankruptcy or insolvency; and/or
(d)	the making by VIREXX of any assignment or attempted assignment of this AGREEMENT for the benefit of creditors;

Such termination shall be in effect on the date such notice is given. This right of termination is without prejudice to or limitation of any other rights or remedies available to UA at law or in equity.

15.3 VIREXX shall have the right to terminate the license granted herein at any time after 90 days notice to UA, and upon payment of all amounts due UA through the effective date of the termination. Upon the expiry of the 90-day period, the license herein granted shall be at an end, and VIREXX shall have no further obligations under this AGREEMENT, except as otherwise specified in sections 15.4 and 15.6.

15.4 Upon termination of the license for any reason, nothing herein shall be construed to release either party from any obligation that matured prior to the effective date of such termination; and articles/sections 1, 5, 8, 10, 11, 15.5, 15.6 and 18 shall survive any such termination.

15.5 Upon termination of the license for any reason, any SUBLICENSEE not then in default shall have the right to seek a license from UA. UA shall respond to such requests in good faith.

15.6 VIREXX shall cease to use LICENSED TECHNOLOGY in any manner whatsoever and shall cease to manufacture the LICENSED PRODUCTS on the date that the license granted herein is terminated. VIREXX shall deliver to UA full and true accounting records within 30 days of the termination date. After the date of such termination, UA in its sole discretion may permit VIREXX and any SUBLICENSEE thereof to sell all LICENSED PRODUCT(S) in stock, and complete the production of LICENSED PRODUCT(S) in the process of manufacture at the time of such termination and sell the same in any or all parts of the world where VIREXX and SUBLICENSEES are permitted by law to sell the LICENSED PRODUCT(S) for a time period to be specified by UA, or until the unsold LICENSED PRODUCTS(S) have all been sold, whichever is earlier. VIREXX shall make the payments to UA in the same manner specified in article 4 of this AGREEMENT and shall submit the reports required by article 5 in this AGREEMENT.

ARTICLE 16- SUCCESSORS

This AGREEMENT shall be binding upon VIREXX, its successors and permitted assignees.

ARTICLE 17- PAYMENTS, NOTICES AND OTHER COMMUNICATIONS

Any payment, notice or other communication pursuant to this AGREEMENT shall be sufficiently made or given on the date of delivery, if delivered by hand during normal business hours, or on the date of mailing, if sent to such party by certified first class mail or by courier, postage/fees prepaid, addressed to it at its address below or as it shall designate by written notice given to the other party:
In the case of UA:

Director
Industry Liaison Office
University of Alberta
222, 8625-112 Street
Edmonton, Alberta T6G 2E1

In the case of VIREXX:
President and CEO
VIREXX Research. Inc.
1123 Dentistry Pharmacy Building
Edmonton, Alberta T6G 2N8

In the event of a disruption of postal service, all payments, notices or other communications shall be delivered by hand.

ARTICLE 18- MISCELLANEOUS PROVISIONS

18.1 This AGREEMENT shall be construed, governed, interpreted and applied exclusively by the courts having jurisdiction in the Province of Alberta and in accordance with the laws in force in the Province of Alberta, Canada and any arbitration shall be governed by the Laws of the Province of Alberta except that all questions affecting the construction and effect of any patent shall be determined by the law of the country in which the patent was granted.

18.2 The parties hereto acknowledge that this AGREEMENT sets forth the entire agreement and understanding of the parties hereto as to the subject matter hereof, and shall not be subject to any change or modification except by the execution of a written instrument subscribed to by the parties hereto. This AGREEMENT, when signed, supersedes and replaces the letter of intent (Term Sheet) dated March 1, 2002 between UA and VIREXX.

18.3 The provisions of this AGREEMENT are severable, and in the event that any provisions of this AGREEMENT shall be determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

18.4 The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this AGREEMENT shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party.

18.5 Any delays in performance by any party under this AGREEMENT (other than the payment of moneys due) shall not be considered a breach of this AGREEMENT if and to the extent caused by occurrences beyond the reasonable control of the party affected, including but not limited to, acts of God, embargoes, governmental restrictions, strikes or other concerted acts of workers, fire, flood, explosion, riots, wars, civil disorder, rebellion or sabotage. The party suffering such occurrence shall immediately notify the other party and any time for performance hereunder shall be extended by the actual time of delay caused by the occurrence.

18.6 VIREXX shall use reasonable efforts to develop, make, use, sell and otherwise commercialize this technology substantially in the Province of Alberta and will encourage its SUBLICENSEES to pursue business collaborations with UA.

18.7 Time is of the essence of this AGREEMENT.

18.8 Both parties shall execute further documents, agreements and instruments as may be necessary or advisable from time to time in order to carry out the terms and conditions of this AGREEMENT.

IN WITNESS WHEREOF, the parties have duly executed this AGREEMENT the day and year set forth below.

The Governors of the University of Alberta:

By:
signed “Peter Robertson”
Peter K. Robertson
Associate Vice President (Research & Industry Relations) and
Director, Research Services Office

November 20, 2002
Date

VIREXX Research, Inc.:

By:
signed “Antoine Noujaim
Antoine A. Noujaim “
President & CEO

November 20, 2002
Date